UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number:3235-0145 Expires: February 28, 2009 Estimated average burden hours per response… 10.4

Amendment No. 5 to

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Prana Biotechnology Limited
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

739727105
(CUSIP Number)

March 3, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Opportunity Fund SPV, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 10,000,000 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 10,000,000 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 4.10%
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Opportunity Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 14,203,749 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 14,203,749 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,203,749
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 5.82%
12	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Capital, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 14,203,749 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 14,203,749 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,203,749
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 5.82%
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 24,203,749 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 24,203,749 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 24,203,749
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 9.92%
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ross Berman
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 24,203,749 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 24,203,749 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 24,203,749
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 9.92%
12	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hal Mintz
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 24,203,749 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 24,203,749 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 24,203,749
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 9.92%
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer
Prana Biotechnology Limited
(b)	Address of Issuer’s Principal Executive Offices
Level 2, 369 Royal Parade, Parkville, Victoria 3052, AUSTRALIA

Item 2.

(a)	Name of Person Filing

(i) BAM Opportunity Fund SPV, LLC (the “SPV”), a Delaware limited liability company with respect to shares of Common Stock (as defined in Item 2(d) below) and warrants thereon directly owned by it.

(ii) BAM Opportunity Fund, L.P. (the “Partnership”), a Delaware limited partnership that is a member of the SPV, with respect to shares of Common Stock owned by it.

(iii) BAM Capital, LLC (the “General Partner”), which serves as the general partner of the Partnership.

(iv) BAM Management, LLC (the “Investment Manager”), which serves as the investment manager to the Partnership and the manager to the SPV.

(v) Mr. Hal Mintz who serves as a managing member of both the General Partner and the Investment Manager.

(vi) Mr. Ross Berman who serves as a managing member of both the General Partner and the Investment Manager.

(b)	Address of Principal Business Office or, if none, Residence

BAM Opportunity Fund, L.P., c/o BAM Capital, LLC
BAM Opportunity Fund SPV, LLC, c/o BAM Management, LLC
BAM Capital, LLC
BAM Management, LLC
44 Wall Street, Suite 1603
New York, NY  10005

Ross Berman
Hal Mintz
c/o BAM Capital, LLC
44 Wall Street, Suite 1603
New York, NY  10005

(c)	Citizenship

BAM Opportunity Fund, L.P. - Delaware, U.S.A.
BAM Opportunity Fund SPV, LLC – Delaware, U.S.A.
BAM Capital, LLC - Delaware, U.S.A.
BAM Management, LLC – Delaware, U.S.A.

Ross Berman - U.S.A.
Hal Mintz - U.S.A.

(d)	Title of Class of Securities
Ordinary Shares (the “Common Stock”)
(e)	CUSIP Number
739727105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(l)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

    If filing as a non-U.S. institution in accordance with §240.13d-1(b)(l)(ii)(J), please specify the type of institution.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of March 3, 2010, the SPV held 10,000,000 warrants to purchase Common Stock for AUD$0.30 per share each  (the “Warrants”), which warrants expire in September 2013, and the Partnership held 14,203,749 shares of Common Stock.

As of March 3, 2010, the, SPV also beneficially owned additional warrants to purchase 1,785,090 shares of Common Stock.  These warrants are subject to a contractual “blocker” provision that prohibits their exercise to the extent that such exercise would result in the Partnership’s and/or its affiliates’ acquiring beneficial ownership in excess of 4.99% of the Issuer’s Common Stock.  Accordingly, the SPV does not currently have beneficial ownership of the 1,785,090 shares underlying those warrants.

The percentages herein are calculated based upon (a) 234,045,871  shares of Common Stock issued and outstanding, as reported on the Issuer’s Form 6-K filed with the SEC on March 3, 2010 plus (b) 10,000,000 shares of Common Stock issuable upon exercise of the Warrants.

A. BAM Opportunity Fund SPV, LLC
    (a) Amount beneficially owned: 10,000,000
    (b) Percent of class: 4.10%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 10,000,000
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 10,000,000

B. BAM Opportunity Fund, L.P.
    (a) Amount beneficially owned: 14,203,749
    (b) Percent of class: 5.82%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 14,203,749
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 14,203,749

C. BAM Capital, LLC
    (a) Amount beneficially owned: 14,203,749
    (b) Percent of class: 5.82%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 14,203,749
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 14,203,749

D. BAM Management, LLC
    (a) Amount beneficially owned: 24,203,749
    (b) Percent of class: 9.92%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 24,203,749
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 24,203,749

E. Hal Mintz
    (a) Amount beneficially owned: 24,203,749
    (b) Percent of class: 9.92%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 24,203,749
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 24,203,749

F. Ross Berman
    (a) Amount beneficially owned: 24,203,749
    (b) Percent of class: 9.92%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 24,203,749
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 24,203,749

This statement relates to Warrants held by the SPV over which the Investment Manager has discretionary trading authority and Common Stock held by the Partnership over which the Investment Manager and the General Partner have discretionary trading authority.  The managing members of the Investment Manager and the General Partner are Ross Berman and Hal Mintz, who share investment management duties.  The SPV, the Partnership, the General Partner, the Investment Manager, Mr. Mintz and Mr. Berman are hereinafter sometimes collectively referred to as the "Reporting Persons."

Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock reported hereby, except to the extent of such Reporting Person’s pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The SPV is a private investment fund.  As the manager of the SPV, the Investment Manager has the power to vote and dispose of the Warrants owned by the SPV and, accordingly, may be deemed the "beneficial owner" of the Common Stock underlying such Warrants.

The Partnership is a private investment partnership.  As the investment manager  and the general partner to the Partnership, respectively, the Investment Manager and the General Partner have the power to vote and dispose of the Common Stock owned by the Partnership and, accordingly, may be deemed the "beneficial owner" of such Common Stock.

The managing members of the Investment Manager and the General Partner are Hal Mintz and Ross Berman.

Messrs. Mintz and Berman share investment management duties.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

March 3, 2010

BAM Opportunity Fund SPV, LLC

By:  BAM Management, LLC
        its Manager

By: /s/ Ross Berman
Name:  Ross Berman
       Title:   Managing Member

BAM Opportunity Fund, L.P.

By:  BAM Capital, LLC
        its General Partner

By: /s/ Ross Berman
Name:  Ross Berman
       Title:   Managing Member

BAM Capital, LLC By: /s/ Ross Berman Name: Ross Berman Title: Managing Member
BAM Management, LLC By: /s/ Ross Berman Name: Ross Berman Title: Managing Member
/s/ Ross Berman Ross Berman
/s/ Hal Mintz Hal Mintz